BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

BBVA Securities Inc. (the "Company") is a New York Corporation and a wholly owned subsidiary of BBVA Compass Bancshares, Inc. (the "Parent" or "Compass"), which is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), a global financial services institution headquartered in Spain.

The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also regulated by the Federal Reserve Bank ("FRB"), which granted the Company powers to operate as a broker dealer under the Bank Holding Company Act Section 4(c)(8) and to engage in securities underwriting and dealing subject to the FRB's "Section 20" orders.

The Company has an Institutional and Retail business. The Institutional business consist of investment banking, financing transaction and institutional sales of fixed income securities, mainly United States of America ("US") treasury securities. Investment banking activities include securities originations, loan syndications, project finance and merger & acquisititions ("M&A") advisory services. Financing transactions include securities purchased under agreement to resell and securities sold under agreement to repurchase. The Company is a member of the Fixed Income Clearing Corporation ("FICC"). For its fixed income sales business, the Company is self-clearing.

The Retail business is engaged in brokerage services whereby it acts as an agent (on a fully disclosed basis) for securities transactions placed by customers of the division. For this business, the Company has a clearing agreement with a third-party broker-dealer who is authorized to maintain customer accounts. The clearing broker clears transactions for the Company's customers and maintains the accounts on a fully disclosed basis. The Company is not authorized to maintain customers' accounts and does not hold customers' funds or securities in connection with such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements.

Basis of Presentation — These financial statements are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and certain disclosures. These estimates relate mainly to the valuation of certain financial instruments, accrual of the income taxes, realization of deferred tax assets, determination of the contingencies' accrual and compensation. The Company believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Cash — Cash consists of cash and money markets held at banks. The carrying amount of cash and money markets approximates fair value.

Cash Segregated in Compliance With Federal Regulations — Cash of $30,000,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

Securities Owned, at Fair Value — Securities owned are recorded on a trade-date basis and are carried at fair value with changes in the fair value included in trading income. Unrealized gains (including amortization/accretion of premium/discount) and losses are calculated via daily valuation and recorded as trading income. Realized gains and losses from the sale of securities are determined on a first in first out basis and recorded in trading income. Interest and dividends on securities are recognized when earned and included as interest income.

Securities purchased under agreements to resell and Securities sold under agreements to repurchase — Securities purchased under agreement to resell ("Reverse repurchase agreements") and Securities sold under agreements to repurchase ("Repurchase agreements") are carried on the statement of financial condition at the amounts of cash paid or received (contract value), which includes accrued interest on the collateral, and are generally collateralized by US government securities. Where appropriate, transactions meeting the netting requirements per Accounting Standard Codification ("ASC") - *Balance Sheet Offsetting 210-20-45-11* are reported on a net basis. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the fair value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

Contract values of reverse repurchase agreements and repurchase agreements approximate fair value. Accrued interest associated with the reverse repurchase agreements and repurchase agreements is accrued as interest receivable and interest payable. The associated interest is recorded as interest income and interest expense in the statement of operations.

Securities transactions — Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition as payable to broker-dealers and clearing organizations. Revenues (trading income and commissions) are recorded on a trade-date basis as securities transactions occur.

Securities Sold Short, not yet Purchased at fair value — Securities sold short, not yet purchased are recorded on a trade-date basis and are carried at fair value with changes in the fair value included in trading income. Unrealized gains and losses are calculated daily and recorded as trading income. Realized gains and losses from the purchase of securities are determined on a first in first out basis and recorded in trading income. Interest and dividends on securities are recognized when earned and included as interest income or interest expense in the statement of operations.

Receivable from Customers and Payable to Customers — Customer securities transactions are recorded on a trade-date basis. Receivable from and payable to customers primarily represent Delivery versus Payment and Receipt versus Payment ("DVP/RVP") trades that did not settle on settlement date.

Receivable from Non-Customer and Payable to Non-Customers — Non-customer securities transactions are recorded on a trade-date basis. Receivable from and payable to non-customers primarily represent DVP/RVP trades with certain affiliates designated as non-customers, for regulatory purposes, that did not settle on settlement date.

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations — Receivable from and payable to broker-dealers and clearing organizations are recorded on a trade-date basis. Receivable balance primarily represent deposits held at clearing organizations. Both receivable and payable balances include DVP/RVP trades that did not settle on settlement date.

Receivable from Affiliates and Payable to Affiliates — Receivable balances include fees and other amounts owed from affiliates. Payable balances include fees and other amounts owed to affiliates.

Receivable from Fees — Receivables balances from fees primarily represents fees earned not yet received for investment banking services and variable annuity commissions.

Office Furniture, Equipment and Leasehold Improvements, net — Office furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation or amortization. Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, up to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease. Office furniture and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Accrued liabilities and accounts payable — Accrued liabilities and accounts payable include accruals for employee related compensation, employee benefits and third party services, as well as other payables.

Income Taxes — The Company is included in the consolidated federal income tax return of the Parent and also in its Parent's consolidated financial statements. The income taxes for these financial statements are calculated on a Parent-Company-Down approach. Income taxes are allocated by the Parent based on a comprehensive income tax allocation policy. This policy provides that income taxes are allocated based on subsidiaries's proportional share of the tax calculated on the return.

The Company accounts for income tax expense (benefit) using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statement. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period the change is incurred.

The Company recognizes deferred tax asset to the extent that it believes that these assets are more likely that not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would not be able to realize their deferred tax assets, a valuation allowance is established, which would increase the provision of income taxes.

The Company accounts for its uncertain tax positions under the provisions of ASC Topic 740, *Income taxes*. The Company had no liability for uncertain tax positions as of December 31, 2015 and does not expect any significant changes in this liability in the next twelve months. With regards to uncertain tax positions, a tax provision is recognized as a benefit only if it is "more likely than not" of being

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

sustained on the basis of the technical merits. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of other expenses in the Company's statement of operations.

Revenue Recognition — Revenues are recognized for the Company as follows:

Trading income — The Company conducts fixed income sales primarily in US treasury securities, for which trading income is generated. Interest income is also earned as a result of its US treasury securities and repurchase transactions.

Investment Banking — Investment banking fees derive from securities originations, loan syndications, mergers, acquisitions and advisory transactions. Fees are recorded when services for such transactions are determined to be completed, generally as set forth under the terms of the engagement. Investment banking fees are presented net of related expenses. Non-reimbursed expenses associated with advisory transactions are recorded as expenses on the statement of operations.

Service fees — Income relates to services provided to certain affiliates by which the Company acts as agent on behalf of its affiliates in fixed income securities transactions in accordance with Service Level Agreements ("SLA"). Fees earned related to this agreement are calculated based on the costs of the teams plus a mark-up. Fees earned related to these SLAs are included as service fee income. The Company also provides sales and support services to certain affiliates in which the revenues are included as service fee income.

Commissions — Comissions income include brokerage (agency) transactions which are recorded on an accrual basis on the transaction trade date. In addition, trailer fees received from mutual fund companies and insurance companies under Rule 12(b)(1) of the Investment Company Act of 1940 are recorded in commission income on an accrual basis as the fees are earned.

Referral Fees — Fee expenses are for bond and equity origination referral services with related parties and are recorded when services for agreed-upon transactions are determined to be completed.

Foreign Currency Transactions — Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, while the statement of operations accounts are translated at average exchange rates for the year. Gains or losses resulting from foreign currency transactions are reflected in the statement of operations as other income.

Stock-Based Compensation — The measurement of stock-based compensation expense is based on the fair value of the award on the date of grant. BBVA allocates the Company its share of applicable stock-based compensation expense related to restricted stock awards. These amounts are included in employee compensation and benefits on the statement of operations and vesting of stock-based compensation is recorded as a decrease to additional paid-in capital.

Fair Value Measurements — The Company defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, (i.e. the "exit price") in an orderly transaction between market participants at the measurement date in accordance with ASC No. 825, *Financial Instruments*.

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

The Company is required to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories – Level 1: unadjusted quoted market prices for identical assets or liabilities in active markets; Level 2: observable market-based inputs or unobservable inputs that are corroborated by market data; and Level 3: unobservable inputs that are not corroborated by market data.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

Recent Accounting Pronouncements — In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2015-7, *Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (a consensus of the Emerging Issues Task Force)*. This ASU removes the requirement to categorize investments fair valued using the net asset value per share practical expedient within the fair value hierarchy. It also modifies disclosure requirements to include only investments for which the entity elects to use the practical expedient rather than the prior guidance which required disclosures for all investments eligible to use the practical expedient. This amendment will be effective for the Company for the first reporting period beginning after December 15, 2015, with early adoption permitted. Adoption of the amendment by the Company must be on a retrospective basis for all periods presented. The Company is not impacted by this ASU.

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments- Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*. This ASU eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entitities. It will require entities to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk. In addition, it will require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes. This amendment will be effective for the Company after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is in the process of evaluating the impacts of the adoption of this ASU.

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

3. SHORT-TERM INVESTMENT WITH AFFILIATE

At December 31, 2015, the Company had a time deposit with Banco Bilbao Vizcaya Argentaria, S.A. — New York & Grand Cayman Island Branches ("BBVA NY Branch") totaling $500,000, which matures on a monthly basis. This deposit is pledged as collateral for the operating account held at BBVA NY Branch.

4. SECURITIES OWNED, AT FAIR VALUE

Securities owned, at fair value consisted of $3,748,645,063 of US treasury securities, $2,481,776 of corporates and $1,275,671 of State and Municipal government securities. All securities owned are designated as trading securities.

5. SECURITIES SOLD, NOT YET PURCHASED, AT FAIR VALUE

Securities sold, not yet purchased, at fair value consisted of $3,881,925,170 in US treasury securities and $718,563 of corporate securities. All securities sold, not yet purchased are designated as trading securities.

6. SECURITIES PURCHASED UNDER AGREEMENT TO RESELL AND SECURITIES SOLD UNDER AGREEEMENTS TO REPURCHASE

The Company enters into reverse repurchase agreements and repurchase agreements to finance long US treasury securities inventory and cover short US treasury securities positions in order to prevent settlement exposure. As previously noted, the Company is a member of FICC, which allows the Company to manage credit exposure arising from such transactions by entering into master netting agreements with counterparties. These agreements provide the Company, in the event of a counterparty default, with the right to net counterparty's rights and obligations. As a result, the Company can liquidate and set off collateral by the Company against the net amount owed by the counterparty. The Company engages a third-party custodian that enables the Company to take control of such collateral in the event of counterparty default. The following table presents information about the offsetting of these instruments.

	Gross Amounts (1)	Gross amounts of offset in the Statement of Financial Condition (2)	Net amounts presented in the Statement of Financial Condition
Assets			
Securities purchased under agreement to resell	$ 4,168,128,750	$ (3,889,022,500)	$ 279,106,250
Liabilities			
Securities sold under agreement to repurchase	3,965,631,750	(3,889,022,500)	76,609,250

[1] Amounts include $26,403,750 of securities purchased under agreement to resell and $74,049,250 of securities sold under agreement to repurchase with BBVA.
[2] Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

Substantially all the collateral held by the Company for reverse repurchase transactions, which represent approximately 94% of the Company's total assets, consist of securities issued by the US Government. The fair value of securities received as collateral, prior to netting, was $4,135,429,023, and the fair value of the portion of the collateral that had been sold or repledged was $3,956,564,918. The Company does not maintain a credit allowance on such financing agreements due to the type of collateral received.

Securities sold under agreements to repurchase are accounted for as secured borrowings. The following table presents the Company's related activity, by collateral type and remaining contractual maturity.

	Remaining Maturity of the agreements			
	Overnight and continuous	Up to 30 days	30-90 days	Total
Securities sold under agreement to repurchase:				
U.S. Treasury and other U.S. government agencies	$ 3,214,085,000	$ 232,924,250	$ 518,622,500	$ 3,965,631,750

In the event of a significant decline in fair value of the collateral pledged for the securities sold under agreements to repurchase, the Company would be required to provide additional collateral. The Company minimizes the risk by monitoring the liquidity and credit quality of the collateral, as well as the maturity profile of the transactions.

7. RECEIVABLE FROM CUSTOMERS AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers totaling $5,028,820, and $8,393,035, respectively, resulted from DVP/RVP transactions on behalf of customers which have not been settled or paid for.

8. RECEIVABLE FROM NON-CUSTOMERS AND PAYABLE TO NON-CUSTOMERS

Receivable from and payable to non-customers totaling $10,107,744 and $5,838,354, respectively, resulted from DVP/RVP transactions on behalf of non-customers which have not been settled or paid for.

9. RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The receivable from broker-dealers and clearing organizations consists of $1,449,467 fails relating to the DVP/RVP transactions with other broker-dealers. $21,244,617 consisted of cash held on deposit with clearing organizations. Payable to broker-dealers totaling $18,758,220 consisted of fails relating to the DVP/RVP transactions with other broker-dealers. Payable to broker-dealers and clearing organization includes net unsettled regular way trades of $3,958,696.

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

10. OFFICE FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - NET

At December 31, 2015, the Company's office furniture, equipment and leasehold improvements - net, is comprised of the following:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 6,610,694	$ (5,325,978)	$ 1,284,716
Purchases in process	2,043,289	(6,974)	2,036,315
Computers and equipment	862,174	(822,249)	39,925
Furniture and fixtures	807,800	(638,888)	168,912
Software	3,499,380	(1,446,409)	2,052,971
Mechanical equipment	447,903	(351,114)	96,789
	$ 14,271,240	$ (8,591,612)	$ 5,679,628

11. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into transactions with BBVA and other affiliated entities, such as Compass, the New York Branch of BBVA ("NY Branch"), BBVA Bancomer, S.A. de C.V. ("Bancomer"). The receivable from or payable to affiliates balances arise from services performed between the Company and its affiliates. Investment Banking transactions with affiliates pertains to bond origination and/or loan syndiciations.

The Company has administrative fee service agreements with the NY Branch and Compass, under which certain administrative services are provided to the Company, such as legal, compliance, accounts payable, internal auditing, and human resource services. In addition, the Company has administrative fee service agreements with NY Branch and Compass, under which the Company provides client on boarding services. Fees for services provided by the Company are included in service fee income and fees for services provided to the Company are included in service fee expense in the statement of operations.

The Company has a networking and referral agreement with the NY Branch and Compass, under which a referral fee is paid on bond origination and advisory deals referred to the Company. This fee is included under referral fees in the statement of operations.

The Company has a networking agreement with Compass and BBVA Compass Insurance Agency ("BCIA") by which the Company will receive a non-exclusive, non-assignable license to use the Compass trademark/trade name, access to Compass customer network, its premises/space to conduct broker/dealer business, access to BCIA's insurance license to sell variable insurance products and related support infrastructure at its premises. Finally, certain employees of the Company provide sales and support services to Compass and BCIA under a dual employee expense allocation agreement. The Company is paid a fee based on a percentage of the affiliates' revenues attributable to services provided by employees of the Company and is recorded as Service Fee Income.

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

The Company sub-leases office space from the NY Branch and Compass under cancellable leases. The Company has service level agreements with BBVA and Bancomer by which the Company acts as agent on behalf of BBVA and Bancomer in fixed income securities transactions. Fees earned related to this agreement are calculated based on the costs of the team plus a mark-up. This fee is recorded under Service fees income in the statement of operations.

On August 1, 2015, the Company entered into a credit agreement with BBVA for a line of credit of $150,000,000 to be used for trade settlement purposes. The credit line was drawn upon in 2015. The Company has agreed to pay a commitment fee of 0.50% on the average undrawn balance on each interest payment date. A commitment fee of $250,309 is included in commitment fee on the statement of operations. Interest expense of $1,560,453 for this borrowing is included on the statement of operations.

Subordinated Loan Agreement — The Company has a Revolving Note and Cash Subordination Agreement ("Revolver") with BBVA. The Revolver was executed on March 16, 2012 with a maturity date of March 16, 2018 for a maximum of $220 million. On December 19, 2014, the agreement was amended to increase the revolver from $220 million to $420 million. Any amounts advanced under the Revolver will be considered net capital for regulatory purposes under *15C3-1- Net Capital Requirements for Brokers or Dealers* on the date drawn, but will not be considered as equity in the Company's statement of financial condition. During the year, the Company has drawn down on this Revolver and paid fully shortly thereafter. As of December 31, 2015, there is no loan outstanding pursuant to this agreement.

Assets, liabilities, revenues and expenses with related parties consisted of the following:

Assets:		
Cash	$	18,032,212
Short-term investment with affiliate		500,000
Securities purchased under agreements to resell		26,403,750
Receivable from non customers		10,107,744
Receivable from clearing organizations		99,064
Receivable from affiliates		8,560,775
Total Assets:	$	63,703,545
Liabilities:		
Securities sold under agreements to repurchase	$	74,049,250
Notes payable		150,000,000
Payable to non customers		5,838,354
Payable to affiliates		2,020,581
Total Liabilities:	$	231,908,185

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:		
Service fee income	$	58,548,278
Investment banking fees		7,665,780
Interest income		7,349
Total Revenues:	$	66,221,407
Expenses:		
Referral and other fees	$	21,993,731
Service fee		18,573,521
Occupancy		1,095,838
Interest expense		2,347,639
Commitment fee		250,309
Trade execution and clearing charges		190,866
Total Expenses:	$	44,451,904

12. INCOME TAXES

For the year ended December 31, 2015, income tax expense consists of:

Current income tax expense/(benefit):		
Federal	$	3,360,613
State and local		1,671,174
Total income taxes	$	5,031,787
Deferred income tax expense/(benefit):		
Federal	$	5,870,665
State and local		(27,322)
Total income taxes	$	5,843,343
Total income tax expense	$	10,875,130

BBVA SECURITIES INC.   **CONFIDENTIAL**

(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

The total deferred tax asset at December 31, 2015 is composed of the following:

Deferred tax assets:	
State and City net operating loss carry forwards	156,555
AMT Credit Carryover	371,430
Deferred Comp	7,483,985
Accrued Expenses	462,466
Total deferred tax asset	8,474,436
Deferred tax liabilities:	
Depreciation	(534,357)
Pension	(469,010)
Total deferred tax liabilities	(1,003,367)
Net deferred tax assets	$ 7,471,069

As of December 31, 2015, the Company had approximately $3.7 million of net operating loss carry forwards for future utilization for New York and Alabama state income tax purposes which will begin to expire in 2026.

As discussed in Note 1, the Company is included in the Parent's consolidated federal income tax return and certain state income tax returns, while filing separate state income tax returns in its remaining jurisdictions. The Company remains subject to examination for federal, state and local jurisdictions for the tax years 2010 through 2015.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the Rule. As of December 31, 2015, the Company had net capital of $131,127,338, which exceeded the minimum requirement of $250,000 by $130,877,338.

Certain of the Company's proprietary accounts are held at the Company's clearing broker's Proprietary Accounts of Brokers and Dealers ("PAB") and are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. This agreement requires, among other things, that the clearing broker perform a computation of PAB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

14. COMMITMENTS AND CONTINGENCIES

The Company sub-leases office space from affiliates under a cancelable lease. An amount of $1,095,838 related to the sub-lease is included in occupancy expenses on the statement of operations

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

for the year ended December 31, 2015. At December 31, 2015, the future minimum rental commitments under this cancelable lease are as follows:

2016		1,256,647
2017		1,256,647
2018		1,256,647
2019		1,256,647
Total	$	5,026,588

In the normal course of business, the Company may enter into other legal contracts that contain a variety of representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that these indemnifications will have a material adverse effect on the Company's financial position or results of operations.

Financing Transactions

As stated in Note 6, the Company enters into repurchase transactions which are primarily covered by a master netting agreement. As per ASC 210-20-45, these transactions qualify for netting. At December 31, 2015, the Company entered into $3,965,631,750 of repurchase transactions that are secured by collateral from US treasury securities. The Company's US treasury securities pledged against such repurchase transactions is $3,735,658,784, the remaining amount repurchase transactions are collaterized by collateral received on reverse repurchase agreements.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy obligations.

The Company enters into forward starting reverse repurchase and repurchase agreements. This type of activity has a start date of one or more business days greater than the trade date. Due to this characteristic, the Company considers this activity as a commitment and reports it off-balance sheet until the transactions reach their start date. At that point, the transactions will be reflected on the balance sheet and follow the process as stated in Note 6.

Contingencies

In 2011, the Company informed the FRB of inaccuracies in the Company's classification of revenues pursuant to regulations applicable to Section 20 Companies, such as the Company. As of December 31, 2015, the Company reserve has remained the same from prior year at $9,700,000, in accordance with ASC 450, *Contingencies*. This amount is recorded in other liabilities on the statement of financial condition.

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

15. RETIREMENT, OTHER POSTRETIREMENT, AND OTHER BENEFIT PLANS

Employee Benefit Plans — The Company and certain affiliates have established a cash balance pension plan for its New York employees. The NY Branch is the plan sponsor of this pension plan. A record keeping account for each eligible employee is credited each year with a percentage of the employee annual compensation based on tenure. The cash balance pension plan is portable and the vested account balance may be taken by the employee upon termination. The cash balance is payable as a lump sum or an annuity at the earliest of (a) the employee's retirement date, (b) date of death or (c) other termination of employment, whichever is applicable. The benefit is based on annual pay credits, accumulating over time with interest at the rate equal to the 10 year treasury rate published by the Internal Revenue Service for the November of the preceding year.

The accrued pension expense for the year ended December 31, 2015 based on actuarial assumptions is $479,579 and is included in employee compensation and benefits on the statement of operations. The Company made contributions of $79,950 during the year ended December 31, 2015.

Investment strategies and asset allocations are based on consideration of plan liabilities and the plan's funded status. The investment policy of the plan is to spread risk across different asset classes through diversification of the investments. This policy cannot guarantee the elimination of risk but does provide a means to reduce the risk to the assets. As of December 31, 2015, the investment strategy for the pension plan resulted in the allocation of 100% in fixed income, specifically government bonds. The expected role of fixed income investments is to generate current income and provide for more stable periodic returns.

The Company and certain affiliates have sponsored a defined benefit pension plan for the Company's employees outside New York that is intended to meet the requirements of Sections 401(a) and 501(a) of the Code and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Under the plan, vested participants are entitled to a monthly benefit upon retirement equal to a percentage of their eligible compensation (generally defined as direct cash compensation exclusive of bonuses and commissions) earned in the five consecutive years of benefit service that produce the highest average. Prior to January 1, 2003, the percentage amount of the benefit was determined by multiplying the number of years, up to 30, of a participant's service with the Company by 1.8%. Benefits were reduced by social security payments at the rate of 1.8% of the primary social security benefit multiplied by years of service up to 30 years. Effective January 1, 2003, participants were given the option to remain in the defined benefit pension plan or move to an enhanced defined contribution plan. For those participants electing to remain in the defined benefit pension plan, the plan was modified to eliminate the social security offset feature of the monthly benefit calculation.

Under the modified formula, benefits are generally based on years of service, age at retirement and the employee's average compensation earned in the five consecutive years of service that produce the highest average. Employees of the Company who are over the age of 21 and have worked 1,000 hours or more in their first 12 months of employment or 1,000 hours or more in any calendar year thereafter are eligible to participate in the plan, except for project consultants, employees of certain insurance and investment management affiliates, and employees hired for the first time by the Company after January 1, 2002. Effective January 1, 2003, the defined benefit pension plan was closed to new participants. Participants are vested in benefits accruing under the plan after five years of qualifying service. Benefits are payable monthly commencing on the later of age 65 or the participant's date of

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

retirement. Eligible participants with at least five years of service may retire at reduced benefit levels after reaching age 55.

The pension expense relating to this plan for the year ended December 31, 2015 based on actuarial assumptions is $461,712 and is included in employee compensation and benefits on the statement of operations.

The Company Retirement Committee sets the investment policy for the defined benefit pension plan and reviews investment performance and asset allocation on a quarterly basis. The percentages of fair value of each major category of the pension plan assets at December 31, 2015 are as follows:

(a) US Treasuries and other US government agencies	66.3%
(b) Corporate bonds	30.6%
(c) Cash and cash equivalents	1.1%
(d) States and political subdivisions	2.0%
Total	100.0%

Since January 1, 2003, the Company has sponsored a defined contribution plan that is intended to meet the requirements of Sections 401(a) and 501(a) of the Code and the requirements of ERISA. During 2002, employees participating in the defined benefit pension plan could choose to participate in the newly established defined contribution profit sharing plan in lieu of accumulating future benefit service in the defined benefit pension plan. The Company makes contributions on behalf of each participant in the plan based on eligible pay and years of service.

Additionally, the Company and certain affiliates sponsor a defined contribution plan that is intended to meet the requirements of Sections 401(a), 401(k), 409 and 501(a) of the Internal Revenue Code of 1986, as amended, and the requirements of the ERISA. Under this plan, employees may contribute up to 75% of their compensation on a pretax basis subject to statutory limits. The Company makes matching contributions equal to 100% of the first 3% of compensation deferred, plus 50% of the next 2% of compensation deferred. The Company may make additional non-matching contributions to the plan.

The Company's contribution to the defined contribution plans for the year ended December 31, 2015 was $2,533,102 and is included in employee compensation and benefits on the statement of operations.

Restricted Stock — The fair value of shares under the time-based and performance-based restricted stock plans is established at grant date and is fixed through the entire term of the plan. For the performance-based awards, the performance targets are based on a combination of the individual recipients' performance and certain market conditions. The Company accounts for restricted stock awards as equity awards.

Total restricted stock compensation expense of $125,732 was recognized for the year ended December 31, 2015.

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

A total of 18,908 shares vested and settled in March 2015, comprised of 4,918 shares of the
December 21, 2012 grant, 268 shares of the November 1, 2013 grant and 12,912 shares of the
December 11, 2014 grant.

As of December 31, 2015, a total of 12,914 shares awarded were outstanding and scheduled to vest
and settle in 2016, 2017 and 2018.   The unvested shares were comprised of 256 shares of the
December 21, 2012 grant, 3,586 shares of the November 1, 2013 grant and 9,072 shares of the
December 11, 2014 grant.

16. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may involve executions and settlements of
various securities transactions as principal or agent. These activities may expose the Company to risk
in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties
include U.S. institutional investors, brokers and dealers and international banks that are members of
major regulated exchanges and affiliates. In the case that the Company is involved in executions and
settlements of securities transactions, the Company records customer securities transactions on a
trade- date basis in conformity with the settlement cycle of the respective countries.Therefore, the
Company could be exposed to off-balance sheet risk of loss on unsettled transactions in the event
customers and other counterparties are unable to fulfill contractual obligations. The Company's
agreements with its clearing brokers provides that the Company assumes customer obligations in the
event of non-performance.

For transactions in which the Company has the ability to extend credit to others, the Company seeks
to control the risks associated with these activities by requiring the counterparty to maintain margin
collateral in compliance with various regulatory and internal guidelines. The Company monitors
required margin levels and, pursuant to such guidelines, requests counterparties to deposit additional
collateral or reduce securities positions when necessary. As of December 31, 2015, the Company was
not involved in the aforementioned business activity.

The Company clears its securities transactions from its retail businessthrough a clearing
broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company
and the clearing broker, the clearing broker has the right to charge the Company for losses that
result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the
Company has no maximum amount and applies to all trades executed through the clearing broker,
the Company believes there is no maximum amount assignable to this right. At December 31,
2015, the Company has recorded no liability with regard to this right. During 2015, the
Company paid the clearing broker an immaterial amount related to these guarantees. In addition,
the Company has the right to pursue collection on performance from the counterparties who do
not perform under their contractual obligations. The Company monitors the credit standing of the
clearing broker and all counterparties with which it conducts business.

17. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies the fair value accounting guidance required under ASC Topic 820, *Fair Value
Measurements and Disclosures,* which requires the Company to disclose the estimated fair values of

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

financial instruments, for which it is practical to estimate. Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 — Quoted prices in active market for identical assets or liabilities that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 includes listed equity securities and listed derivatives. As required by ASC 820, the Company, to the extent that it holds such investments, does not adjust the quoted price for these investments.

Level 2 — Pricing inputs are observable, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or by other means. Fair value is determined through the use of models or other valuation methodologies using observable inputs. The types of investments which would generally be included in this category are publicly traded securities with restrictions on distribution, corporate bonds or municipal securities.

Level 3 — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation by the Company. Level 3 assets and liabilities would include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar pricing techniques based on the Company's own assumptions about what market participants would use to price the asset or liability. The types of investments that would generally be included in this category include debt and equity securities issued by private entities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

Securities owned and securities sold, not yet purchased, are recorded at fair value on a recurring basis. At December 31, 2015 securities owned and securities sold, not yet purchased, consisted of US treasury securities, corporate obligations and state and municipal government securities . The fair value of US treasuries is based on unadjusted quoted market prices. The fair value of corporate obligations and state and municipal government instruments are based on quoted comparable prices for similar securities.

Transfers of financial instruments between different levels of fair value hierarchy are recorded as of the end of the reporting period. During the year ended December 31, 2015, there were no transfers of financial instruments between different levels of the fair value hierarchy.

The following table summarizes the assets and liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total Fair Value in Statement of Financial Condition
Assets				
Financial instruments owned — at fair value:				
US Treasuries	$ 3,748,645,063	$ -	$ -	$ 3,748,645,063
Corporate Obligations	-	2,481,776		2,481,776
State and Municipal government securities	-	1,275,671	-	1,275,671
	$ 3,748,645,063	$ 3,757,447	$ -	$ 3,752,402,510
Liabilities				
Financial instruments sold, not yet purchased — at fair value:				
US Treasuries	$ 3,881,925,170	$ -	$ -	$ 3,881,925,170
Corporate Obligations	-	718,563	-	718,563
	$ 3,881,925,170	$ 718,563	$ -	$ 3,882,643,733

As of December 31, 2015 the carrying amounts of cash, cash segregated in compliance with federal regulations and short-term investment with affiliate, approximate their fair values due to their short-term nature and frequent re-pricing and would be classified as Level 1.

Reverse repurchase agreements and repurchase agreements are treated as collateralized financings. Reverse repurchase agreements and repurchase agreements are carried on the statement of financial condition at the amounts of cash paid or received (contract value), which include accrued interest. Where appropriate, transactions with the same counterparty are reported on a net basis. As of December 31, 2015, the contract value of reverse repurchase agreement and repurchase agreements approximate the fair value because the transactions are generally short in nature and are collaterized. Such financial instruments would be classified as Level 2.

Receivables from customers, non-customers, broker-dealers and clearing organizations are recorded at contractual amounts, which approximate fair value. Similarly, payables from customers and non-customers are recorded at contractual amounts, which approximate fair value. As of December 31, 2015, these financial instruments would be classified as Level 2.

BBVA SECURITIES INC.   **CONFIDENTIAL**
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

Interest receivable and payables resulting from the Company's trading, reverse repurchase agreements and repurchase agreements are recorded at contractual amounts, which approximate fair value. As of December 31, 2015, these financial instruments would be classified as Level 2.

18. SUBSEQUENT EVENTS

The Company evaluated subsequent events up to the date the financial statements were issued, which was February 26, 2016. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, these financial statements.

****